Exhibit 99.1


JOINT FILING AGREEMENT


The undersigned hereby agree as follows:

      (i) Each of them is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf of each of them; and

      (ii) Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date: January 22, 2025

MSD Partners, L.P.

By:	MSD Partners (GP), LLC
Its:	General Partner

By:	/s/ Robert K. Simonds
Name:	Robert K. Simonds
Title:	Authorized Signatory

MSD Credit Opportunity Master Fund, L.P.

By:	MSD Partners, L.P.
Its:	Investment Manager
By:	MSD Partners (GP), LLC
Its:	General Partner

By:	/s/ Robert K. Simonds
Name:	Robert K. Simonds
Title:	Authorized Signatory

MSD PCOF Partners LXXIII, LLC

By:	MSD Partners, L.P.
Its:	Manager
By:	MSD Partners (GP), LLC
Its:	General Partner

By:	/s/ Robert K. Simonds
Name:	Robert K. Simonds
Title:	Authorized Signatory

MSD Private Credit Opportunity (NON-ECI) Fund, LLC

By:	MSD Partners, L.P.
Its:	Investment Manager
By:	MSD Partners (GP), LLC
Its:	General Partner

By:	/s/ Robert K. Simonds
Name:	Robert K. Simonds
Title:	Authorized Signatory